■ SIT INVESTMENT ASSOCIATES, INC. ■

INVESTMENT OUTLOOK & STRATEGY

JANUARY 12, 2009

EXECUTIVE SUMMARY

U.S. and global equity benchmarks tumbled in 2008, as the powerful headwinds that were gathering in the second half of last year developed into a full-fledged recession. On December 1, 2008, the National Bureau of Economic Research, the official arbiter of business cycles, declared that a recession had begun 12 months earlier. The weak economy and financial crises prompted aggressive policy responses by the Federal Reserve and federal government, which will continue this year. Third quarter 2008 real GDP declined -0.5 percent, the worst contraction since the third quarter of 2001 and economists believe that there was a much deeper slump in the fourth quarter. Consumer spending has weakened with the U.S. economy losing 2.6 million jobs in 2008. During the year, the Fed cut the federal funds rate from 4.25 percent to virtually zero and also took a number of other actions to increase liquidity and stabilize markets. In addition, President-elect Barack Obama is crafting a $775 billion fiscal stimulus plan, which is expected to be enacted in mid-February. The plan promises to provide financial relief to American workers, strengthen the nation's infrastructure, and create (or save) at least 3 million jobs over the next two years. Sit Investment Associates' domestic equity strategy is to hold a well-diversified, quality portfolio of companies. We prefer unit growth companies with pricing flexibility and margin expansion potential. Quality characteristics include positive cash flow generation, strong balance sheets, records of consistent dividend payment, proactive management and attractive valuation. We remain overweighted in the traditional growth sectors of technology and health care. Despite near-term headwinds, we continue to look for opportunities in the sectors of energy, agricultural commodities and infrastructure. Taxable fixed income strategies focus on maximizing opportunities available due to the dislocation in bond markets, while minimizing the negative effects from illiquidity.

2008 REVIEW: GLOBAL STOCK MARKETS PLUNGE

U.S. and global equity benchmarks tumbled in 2008, as the powerful headwinds that were gathering in the second half of last year developed into a full-fledged domestic recession by year end 2008. On December 1, 2008, the National Bureau of Economic Research (NBER), the official arbiter of business cycles, declared that the U.S. economy entered into recession in December 2007. The NBER defines a recession as "a significant decline in economic activity spread across the economy, lasting more than a few months, normally visible in production, employment, real income, and other indicators" (see Exhibit A). By the time the NBER made this determination, the downturn was already 12 months old, longer than the average for all recessions since World War II and the longest one since 1980-81 (see Exhibit B). However, some private forecasters warn that this downturn is likely to be not only longer than average, but will set a new postwar record for duration and be more painful than any recession since 1981-82.

The S&P 500 ended every day of the past year below its closing level of 2007, the first time since 1977 that the gauge never entered positive territory during the year. The index retreated -6.1 percent in January 2008, the worst first month since 1990, amid concern that Federal Reserve interest rate cuts were not enough to avert a recession. By the end of September, Bear Stearns Cos. and Lehman Brothers Holdings Inc. had fallen into bankruptcy, Fannie Mae, Freddie Mac and American International Group Inc. were under U.S. government control, and Goldman Sachs Group Inc. and Morgan Stanley were forced to convert into banks. The S&P 500 Index total return of -37 percent in 2008 was the second-worst annual return for the index in its 83-year history. The only year with worse performance was 1931, during the midst of the Great Depression, when the index dropped -43 percent. As can be seen in the table below, last year's market decline erased slightly less than half of the gains of the five-year bull market which preceded it.

FIVE-YEAR BULL MARKET GIVES WAY TO BEAR MARKET 2003 TO 2008 (TOTAL RETURNS)

	Wilshire 5000	Russell 1000	S&P 500	Russell 2000
2003	31.6%	29.9%	28.7%	47.3%
2004	12.6	11.4	10.9	18.3
2005	6.3	6.3	4.9	4.6
2006	15.9	15.5	15.8	18.4
2007	-0.2	5.8	5.5	-1.6
5 yrs 2003-07 (cum.)	**82.3**	**87.8**	**82.9**	**112.3**
2008	**-37.2**	**-37.6**	**-37.0**	**-33.8**

<u>In response to the intense economic and financial market pressures, policy responses by the Federal Reserve and the federal government have been unprecedented</u>. In addition to cutting the federal funds rate target from 4.25 percent to virtually zero during the year, the Fed created a multitude of liquidity-related lending facilities (e.g., Primary Dealer Credit Facility (PDCF), Term Securities Lending Facility (TSLF), Commercial Paper Funding Facility (CPFF), Term Asset-Backed Securities Loan Facility (TALF)), and initiated a program to purchase the direct obligations of housing-related government-sponsored enterprises and mortgage-backed securities relating to Fannie Mae, Freddie Mac and Ginnie Mae. In early 2008, the federal government enacted an economic stimulus package consisting mainly of a $100 billion tax rebate program. On October 3, the

federal government passed a $700 billion financial market rescue plan, the Troubled Asset Relief Program (TARP), whereby the Treasury Department was authorized to use $700 billion to inject capital into financial institutions severely impacted by the subprime mortgage debacle. Additionally, President-elect Barack Obama is already working with Congress on an economic stimulus plan, which he hopes to sign into law in February. The package, said to be about $775 billion over two years, will include hundreds of billions of dollars of tax breaks for individuals and businesses, and job-boosting spending on infrastructure (i.e., roads, bridges, power grids).

Despite near-term prospects for further weakness in the U.S. economy, the S&P 500 Index quite possibly troughed on November 20th. The Index rallied +20 percent by year end 2008, fueled by optimism over the election of Barack Obama as the nation's 44th president as well as the Fed's commitment to support the functioning of financial markets and fight the current recession.

Fixed income markets in 2008 continued to face challenges related to credit, stemming primarily from the subprime mortgage crisis, as several major financial institutions faced financial difficulties and had to be "rescued" (e.g., Bear Stearns, AIG, Goldman Sachs). There was a huge dichotomy between the performance of U.S. Treasury securities and non-Treasury securities last year. While Treasuries generated a +13.7 percent total return, with the 30-year Treasury up +41.3 percent, corporates returned -4.9 percent, commercial mortgage-backed securities fell -20.5 percent, home equity asset-backed securities plummeted -36.0 percent, and municipals declined -2.5 percent. A summary of securities market returns and interest rate levels for various time horizons in 2008 is provided in Exhibit C.

TOTAL RETURNS TO 12/31/08

	1 Mo.	3 Mos.	12 Mos.
LARGE CAP			
S&P 500 Index	1.1%	-21.9%	-37.0%
Dow Jones Ind'l Avg.	-0.4	-18.4	-31.9
Russell 1000 Index	1.6	-22.5	-37.6
SMALL/MEDIUM CAP			
NASDAQ OTC Comp.*	2.7	-24.3	-40.5
S&P MidCap Index	4.8	-25.6	-36.2
Russell 2000 Index	5.8	-26.1	-33.8
FIXED INCOME			
Lehman Agg. Index	3.7	4.6	5.2
Lehman Muni Bond Ind.	1.5	0.7	-2.5

* price only

Most broad domestic equity indices declined between -34 percent and -40 percent in 2008, with small capitalization stocks slightly outperforming larger issues. Across all market capitalizations, growth issues outperformed their value counterparts in the first half of the year, but weakened significantly in the third quarter and wound up underperforming for the year as a whole. In the last six and 12 months, stocks with defensive characteristics performed relatively better. These traits included slow earnings growth, low beta and high dividend yields (see Exhibit D). In addition, with slowing economic growth overseas and a firmer dollar, stocks with low foreign sales outperformed last year.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 12/31/08

	1 Mo.	3 Mos.	12 Mos.
LARGE CAP			
Russell 1000 Growth	1.8%	-22.8%	-38.4%

Russell 1000 Value	1.4	-22.2	-36.8
MID CAP			
Russell Midcap Growth	3.7	-27.4	-44.3
Russell Midcap Value	4.9	-27.2	-38.4
SMALL CAP			
Russell 2000 Growth	5.4	-27.4	-38.5
Russell 2000 Value	6.2	-24.9	-28.9

Regarding Russell 3000 Index industry sector performance in 2008 (see Exhibit E), the number of sectors that outperformed narrowed to seven out of eighteen, and their collective weight decreased to 41.8 percent from 68.1 percent in 2007. Five sectors outperformed in both periods (energy minerals, health technology, consumer non-durables, utilities and communications), and all but health technology were also among the top performers in 2006. Three groups with large weights (producer manufacturing (8.6 percent), electronic technology (9.8 percent) and technology services (6.2 percent)) were eliminated from the outperforming groups in 2008. In addition, not surprisingly, the finance sector underperformed for the second consecutive year.

Despite experiencing a distinctly negative total return in 2008, the U.S. stock market fared much better than many other global equity markets. As shown in Exhibit F, the United States placed 3rd out of 33 countries on a U.S. dollar return basis, a dramatic improvement from its 27th ranking in 2007. The United States' strong relative performance was due to the U.S. being generally the first nation to fall into recession and being further along than other countries in its policy responses, its lack of commodity exposure (the U.S. is actually benefiting from lower raw materials prices, particular oil) and a firming U.S. dollar. Aside from the United States, countries showing the biggest improvement in the year included Japan, which rose from 32nd place in 2007 to 1st in 2008, Switzerland (25th to 2nd) and Mexico (22nd to 4th). Conversely, Brazil fell from 1st to 28th, Indonesia dropped from 4th to 29th and Finland went from 5th to 27th. Again, the plunge in world commodity prices explained much of the performance differential between markets.

The Federal Reserve's U.S. trade-weighted major currencies dollar index was down -4.4 percent in 2008 versus 2007 (see Exhibit G). Remarkably, the December monthly average was up +14.7 percent from the low in March and was up +9.5 percent from December 2007. The U.S. dollar rallied in reaction to the collapse in crude oil and other commodity prices and worsening international economic prospects, regaining some of its traditional "safe-haven" status. Although the dollar index declined last month from November, we expect the U.S. dollar to continue to edge higher in the near term. In early 2009, the dollar has advanced against the euro, the yen and other major U.S. trade currencies on speculation that President-elect Barack Obama's fiscal stimulus plans will help the U.S. economy recover from recession.

CURRENT CONDITIONS: RECESSION: HOW LONG? HOW DEEP?

Turning to the U.S. economy, the final estimate of third quarter real GDP growth was -0.5 percent, unchanged from the second estimate. Small upward revisions to residential investment and government spending were offset by downward changes in personal consumption expenditures, business spending, net exports and inventories. The -0.5 percent third quarter contraction was the worst since the third quarter of 2001, when the economy shrank -1.4 percent. However, economists predict that a lack of credit, declining home prices, and cutbacks in consumer and business spending produced an even deeper slump in the fourth quarter.

DOLLARS (BIL) OF REAL GDP CHANGE

	4Q07 Revised	1Q08 Revised	2Q08 Final	3Q08 Final
Personal Con. Expenditures	$19.7	$17.9	$25.2	-$80.7
Nonresid. Fixed Invs.	11.8	8.4	8.7	-6.1
Residential Invs.	-33.7	-28.6	-13.4	-15.9
Inventory Change	-24.1	-2.1	-40.4	21.0
Net Exports	27.4	22.5	80.7	28.2
Government	4.1	9.7	19.8	29.2
Residual	-10.2	-2.5	0.8	9.3
Total	-$5.0	$25.3	$81.4	-$15.0
% Change in Real GDP (ann.)	-0.2%	0.9%	2.8%	-0.5%
% Change in Real Final Sales (ann.)	0.8%	0.9%	4.4%	-1.3%
% Change in GDP Deflator (ann.)	2.5%	2.6%	1.3%	3.9%

The adjacent table displays dollar changes in real GDP components over the past four quarters, and the following table shows the contributions to GDP growth for the same periods. The deterioration in consumer and business spending in the third quarter and the volatile contributions of inventory accumulation and net exports to growth are prominent. Year-over-year changes in the major components of real GDP are contained in Exhibit H, which shows the steadily decelerating trend in growth over the past four quarters.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	4Q07 Rev.	1Q08 Rev.	2Q08 Final	3Q08 Final
Personal Cons. Exps.	0.67%	0.61%	0.87%	-2.75%
Nonresid. Fixed Invs.	0.36	0.26	0.27	-0.19
Residential Invs.	-1.33	-1.12	-0.52	-0.60
Inventory Change	-0.96	-0.02	-1.50	0.84
Net Exports	0.94	0.77	2.93	1.05
Government	0.16	0.38	0.78	1.14
Total GDP Growth	-0.16%	0.88%	2.83%	-0.51%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

November real personal consumption expenditures increased +0.6 percent, breaking a string of five consecutive monthly declines. However, this positive result was derived from a -1.1 percent drop in the PCE deflator. Nominal PCE fell -0.6 percent, its fifth straight monthly decline, and underlying personal income fell -0.2 percent, reflecting the recent weakness in employment. Updated data for consumer income and spending are shown in the following table:

CONSUMER INCOME AND SPENDING YEAR-OVER-YEAR PERCENT CHANGE

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2006	Dec.	6.4	5.6	5.6	3.2
2007	Mar.	6.7	6.1	5.6	3.0
	June	6.0	5.2	5.4	2.9
	Sept.	6.1	5.5	5.6	**2.9**
	Oct.	6.0	5.4	5.4	**2.2**
	Nov.	5.9	5.5	6.3	**2.5**
	Dec.	5.4	5.2	5.5	**1.9**

2008	Jan.	4.7	4.5	5.3	**1.7**
	Feb.	4.1	4.0	4.7	**1.2**
	Mar.	3.9	3.9	5.0	**1.5**
	Apr.	4.0	4.1	4.8	**1.3**
	May	5.6	9.8	5.0	**1.4**
	June	5.3	7.4	5.2	**1.1**
	July	3.9	5.8	4.7	**0.2**
	Aug.	3.8	4.1	4.1	**-0.2**
	Sept.	3.3	3.7	3.4	**-0.6**
	Oct.	3.1	3.6	2.2	**-1.0**
	Nov.	2.5	3.0	0.5	**-0.9**

Our economic sensitivity analysis leads us to conclude that real consumer spending for the fourth quarter of 2008 fell at a nearly -2 percent rate compared with -3.7 percent in 3Q08. Specifically, as shown in the following table, if real PCE was unchanged in December, the result would be a -1.8 percent quarterly annualized decline for the fourth quarter. If December real PCE grew +0.2 percent, the quarterly result would still be negative in the amount of -1.6 percent. As a result, in so far as consumer spending accounts for roughly 70 percent of real GDP, this component likely subtracted at least 1.1 percentage point of growth from the fourth quarter.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
Dec. 2008 Proj.	8238.00	-1.8%	8254.48	-1.6%
Nov. 2008 Act.	8238.00		8238.00	
Oct. 2008 Act.	8192.40		8192.40	
Sept. 2008 Act.	8231.00	-3.7%	8231.00	-3.7%
Aug. 2008 Act.	8269.30		8269.30	
July 2008 Act.	8281.40		8281.40	
June 2008 Act.	8334.40	1.2%	8334.40	1.2%
May 2008 Act.	8355.10		8355.10	
Apr. 2008 Act.	8334.60		8334.60	
Mar. 2008 Act.	8326.20	0.9%	8326.20	0.9%
Feb. 2008 Act.	8304.60		8304.60	
Jan. 2008 Act.	8317.30		8317.30	
Dec. 2007 Act.	8307.20	1.0%	8307.20	1.0%
Nov. 2007 Act.	8311.80		8311.80	
Oct. 2007 Act.	8275.60		8275.60	

A key driver of consumer spending is employment. The December nonfarm payrolls report showed a further loss of 524,000 jobs, bringing the final tally for 2008 to a loss of 2,589,000 jobs, the most since the end of World War II. Payrolls declined every month last year and the job losses accelerated in the second half, with nearly 2 million in the last four months. While we do not expect the economy to lose another 2.6 million jobs in 2009, we could see the economy lose 1 million more jobs before President-elect Obama's economic stimulus package kicks in. His goal is to create, or preserve, at least 3 million jobs over the next two years.

Business spending, a stalwart of the previous economic expansion (i.e., November 2001 to December 2007), has also begun to weaken. The Institute for Supply Management's (ISM) Manufacturing Index, which fell below 50 (the dividing line between growth and contraction) in August, dropped to 32.4 in December (see Exhibit I). This is the lowest reading since June 1980, when it was 30.3, and suggests further cutbacks in factory jobs and production this year. It also indicates that the U.S. economy is in the throes of a significant recession. Fortunately, the ISM's index of non-manufacturing businesses, which make up almost 90 percent of the economy, is not as weak. Although the

Non-Manufacturing Index remained below 50, it improved to 40.6 in December from its record low of 37.3 in November.

The housing sector remains anemic. In November, housing starts plunged -18.9 percent to a 625,000 unit annual pace, the lowest level since the Census Bureau began keeping data in January 1959. In addition, the prior two months were revised lower. Building permits, an indicator of future new housing activity, dropped -15.6 percent to 616,000, also a record low going back to January 1960. In terms of housing turnover, November existing home sales fell -8.6 percent to 4.49 million, as low mortgage rates and falling house prices failed to overcome the effects of declining employment and tight credit. New home sales declined -2.9 percent to 407,000 units. The supply of new and existing homes remains high, with both over 11 months. Residential investment will probably be a drag on the economy through the first half of 2009, but the sector now only comprises 3 percent of GDP.

General price inflation has been docile in recent months, as the global recession has taken hold (see Exhibit J). The headline Producer Price Index declined -2.2 percent in November, restrained by a sharp -11.2 percent drop in energy prices and flat food prices. Core PPI was up +0.1 percent, mainly due to price increases for pharmaceuticals (+0.6 percent) and soaps (+4.0 percent). This translated to year-over-year increases of +0.4 percent and +4.2 percent, respectively.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
March 2007	7.0%	2.4%	2.8%	2.5%
June 2007	5.8	6.5	2.7	2.2
September 2007	0.3	3.1	2.8	2.1
October 2007	1.2	2.2	3.5	2.2
November 2007	4.3	2.1	4.3	2.3
December 2007	3.0	1.6	4.1	2.4
January 2008	4.1	2.7	4.3	2.5
February 2008	2.9	3.6	4.0	2.3
March 2008	6.7	4.8	4.0	2.4
April 2008	7.1	5.6	3.9	2.3
May 2008	9.3	6.1	4.2	2.3
June 2008	9.9	8.4	5.0	2.4
July 2008	9.6	8.4	5.6	2.5
August 2008	4.5	7.0	5.4	2.5
September 2008	-0.1	4.9	4.9	2.5
October 2008	-6.2	1.6	3.7	2.2
November 2008	-12.2	-3.9	1.1	2.0

The November CPI dropped -1.7 percent, impacted by a -17.0 percent decline in energy prices. This, in turn, restrained housing costs and lowered transportation expenses. The November drop in the overall index was a record, of which 90 percent was due to the -29.5 percent fall in gasoline prices. Food price increases continued to moderate, up +0.2 percent, down from +0.3 percent in October. Core CPI was flat, restrained by further decreases in new and used car prices, as well as in hotel rates and airfares. Year-over-year, the November total CPI was up +1.1 percent, a sharp decline from +3.7 percent in October. The core CPI moderated to +2.0 percent, from +2.2 percent a month earlier and a recent peak of +2.5 percent. We expect general price inflation to remain tame in the near-term, given the weak economic outlook. Recent trends in the CPI, including core CPI, are shown in the preceding table.

Based on further weakness in fourth quarter activity, we have lowered our economic forecasts for the fourth quarter of 2008 and

2009. We now expect 4Q08 real GDP to shrink -5.0 percent (previously projected at -4.5 percent) and full year 2009 real GDP to contract -1.5 percent (previously -1.1 percent). We continue to forecast a six-quarter recession, running from fourth quarter 2007 to second quarter 2009, with its nadir this past quarter (4Q08). We expect growth to pick up only modestly in second half 2009, as the economic recovery will be slow to develop. Details of our economic and financial market assumptions, including our new quarterly real GDP projections, are shown in Exhibit K.

MONETARY POLICY AND FIXED INCOME STRATEGY: FED PULLING OUT ALL STOPS

On December 16th, the Federal Reserve slashed the federal funds rate target to a range of 0 to 0.25 percent from 1 percent and signaled that it will use asset purchases as its primary tool to ease the credit crunch and jolt the economy out of recession. In an expanded post-FOMC meeting policy statement, Fed officials said that the economy has deteriorated across the board (see Exhibit L). As a result, they will "employ all available tools to promote the resumption of sustainable economic growth and to preserve price stability." In particular, the weak economic conditions justify "exceptionally low levels of the federal funds rate for some time." The Federal Reserve is also shifting its focus to the amount and type of debt that it buys. Over the next few quarters, the Fed will purchase "large quantities" of agency debt issued by Fannie Mae and Freddie Mac. They will also buy mortgage-backed securities to bolster the housing market. It said it will also consider buying "longer-term" Treasuries and take further steps to make credit more available to households and small businesses.

The minutes of the December 15-16 FOMC meeting showed that Fed officials sharply reduced their economic forecasts for 2009. They now expect a deep contraction in the first half of the year and slow growth in the second half that will not offset the first-half losses. Also, some Fed members feared that the combination of market strains, large losses in stock market and housing wealth, and the global nature of the economic slowdown could result in an even longer downtown.

Federal Reserve officials are focused on driving down the spreads between U.S. Treasury yields and consumer and corporate loans, since cutting the main interest rate (i.e., the federal funds rate) to virtually zero has failed to revive lending. Credit costs for households and businesses have not followed yields on government debt lower. Fifteen-year fixed rate mortgages were at 5.06 percent at year-end, 2.85 percentage points above 10-year Treasury yields. By comparison, the spread averaged 0.88 percentage point in 2003, when the Fed slashed the federal funds rate to 1 percent. Chairman Bernanke sees the thawing of frozen credit markets as critical to a recovery and is determined to try to prevent a second wave of credit distress as the U.S. weathers bad economic news over the next two quarters. The Fed is now looking at ways to revive lending by using its balance sheet to hold loans and bonds that investors do not want. One of the options under consideration is reviving the asset purchase plan originally envisioned under the $700 billion Troubled Asset Relief Program (TARP) run by the Treasury. The purchases could be combined with fresh injections of capital into banks and TARP money to help struggling home owners avoid foreclosure.

Fed officials are also endorsing aggressive fiscal stimulus. On January 4th, San Francisco Federal Reserve Bank President Janet Yellen said the U.S. economy faces a "serious risk" of stagnating for an extended period of time and "it's worth pulling out all the stops" on fiscal stimulus." She added, "The current downturn is

likely to be far longer and deeper than the 'garden-variety' recession. If ever, in my professional career, there was a time for active, discretionary fiscal stimulus, it is now." Her remarks indicate that support for new fiscal stimulus to revive the economy is gaining momentum within the central bank. In October, Federal Reserve Chairman Ben Bernanke backed the idea of a second economic stimulus package, when he testified before the House Budget Committee.

The Lehman Aggregate Bond Index returned 4.6 percent for the fourth quarter, as the Federal Reserve's lowering of the fed funds rate effectively to zero caused U.S. Treasury yields to fall to historically low levels. In fact, the fourth quarter provided almost the entire annual return, as the Aggregate returned +5.2 percent for the year. U.S. Treasuries experienced substantial price appreciation during the quarter and were the best performing sector of the taxable bond market, despite the miniscule yields. Agencies and agency mortgage securities followed in performance as the now "effective" U.S. Government guaranty of this debt also produced strong price appreciation in the sector. Non-agency mortgage securities experienced significantly negative returns as investors feared new legislation providing homeowners the ability to modify their mortgages by reducing principal, thus causing potential losses.

There were few sectors in the taxable area that provided positive returns for all of 2008. Essentially, U.S. Treasuries supplied the only impressive return for the year, while most other sectors experienced record poor returns. Mathematical probabilities suggested that such returns for some bond sectors would occur only once in a few thousand years. For four months last summer, home prices and delinquencies for subprime mortgages showed a stabilizing trend. However, the disruption caused by Lehman Brothers' bankruptcy and subsequent "run on the bank" type reactions experienced by numerous money market funds brought an abrupt halt to stabilization of the financial crisis.

Our current investment strategy is three-fold and focuses on maximizing opportunities available due to the dislocation in bond markets, while minimizing the negative effects from illiquidity.

- Agency mortgages: In the government portion of client portfolios, we are utilizing our traditional investment in short-seasoned government agency mortgages and avoiding U.S. Treasury securities. These mortgages provide 4 percentage points more yield than U.S. Treasuries, while also offering relatively more protection against an inevitable rise in short-term Treasury yields. These short-term mortgages also provide a steady stream of principal and interest as a source of liquidity.

- New issue corporate bonds: In the non-government portions of client portfolios, we plan to rotate from our existing corporate positions into newly-issued corporate bonds. The corporate bond market had all but closed to companies trying to borrow new money. In order to entice bond holders, companies have been issuing new bonds with yields half-to a full-percent more than existing bonds. As a result, existing bond prices fall, while prices of the new bonds often rise, as yields converge on a new point of equilibrium.

- Short distressed asset-backed securities: These securities are so illiquid that we are primarily focusing on ones that are currently paying back principal. The monthly return of principal plus interest over the next 12 months largely

negates the negative effects from the lack of liquidity, while still providing strong double-digit returns offered by the occasional forced seller.

We suspect the economy will contract closer to the -10 percent end of our -5 percent to -10 percent range (cumulative). We are also convinced that a recovery is only possible with a rebound in housing. Due to the increased affordability of housing, we look for home prices to bottom in the first quarter of 2009. Home sales should accelerate during the summer months and begin to help job creation by the fourth quarter. Corporate earnings are unlikely to strengthen meaningfully until mid-2010. The financial system should stabilize in another six months, as liquidity steadily improves. Exhibit M outlines our forecasts for U.S. Treasury interest rates based on this outlook.

TOTAL RETURNS TO 12/31/08

BARCLAYS (LEHMAN) INDEX	1Q08	2Q08	3Q08	4Q08	YTD 2008
AGGREGATE	2.2%	-1.0%	-0.5%	4.6%	5.2%
Treasury	4.4	-2.1	2.3	8.8	13.7
Agency	3.2	-1.5	1.1	6.1	9.1
Corporate	-0.2	-0.7	-7.8	4.0	-4.9
CMBS	-2.6	0.2	-5.8	-13.5	-20.5
Asset-Backed	-1.9	-0.8	-3.7	-6.8	-12.7
Mortgage Pass-Through	2.5	-0.5	2.0	4.5	8.5
5-Year Treasury	5.6	-3.1	2.7	8.5	14.0

Municipals provided mixed returns during the fourth quarter of 2008 as the yield curve steepened. The continued flight to quality and investors' preference for liquidity led shorter term yields to decline while longer term yields rose. The municipal market experienced much volatility during the fourth quarter. The Bond Buyer 40-Bond Index yield rose from 5.97 percent on September 30th to its year-to-date high of 6.78 percent on October 15th, then fell sharply to 5.54 percent on October 24th; it then gradually increased to 6.60 percent on December 15th before ending the quarter 8 basis points lower at 5.89 percent. The Bond Buyer Index, which is composed of longer maturity, high-grade bonds, saw a net increase of 105 basis points in yield during the year from its beginning-of-the-year low of 4.84 percent, with the sharpest monthly net increases occurring in February and September. The Bond Buyer Index yield ended the year at levels not seen since June 2000. Unlike 2008, prior peaks in yield occurred in periods of strong economic growth and tighter monetary conditions (1999 and 1994). For example, when that Index reached over 7.25 percent in November 1994, the Fed was raising short-term rates to slow economic activity and the yield curve was much flatter.

As mentioned last quarter, supply pressures from unwinding interest rate swaps, deleveraging, mutual fund redemptions and asset allocation shifts, exacerbated by the exit of several institutional capital markets participants and traditionally little participation from global market players, culminated in an unprecedented liquidity crisis for municipals in 2008, and those conditions continued through year end. All of this, combined with the collapse of traditional credit enhancements, led yield spreads for lower rated municipals and for longer maturity bonds to widen considerably. Credit spreads increased to record-wide levels during the fourth quarter of 2008 as shown in Exhibit N, and relative yield ratios of high grade municipals to Treasuries reached unprecedented extremes approaching 180 to 225 percent, depending on the maturity (see Exhibit O). Municipal market liquidity worsened during the fourth quarter as institutional selling pressure grew, particularly from continued hedge fund unwinding, from insurance companies no

longer needing tax-exempt income, and from mutual fund investors seeking price stability.

The lack of market liquidity was also reflected in the substantial decline in market issuance in the last four months of 2008, relative to year ago levels, as issuers postponed pricing deals under volatile market conditions. Municipal issuance volume, which began 2008 with a slow start, had caught up to the prior year's level by the spring and then trailed off in the last four months to end the year down -9 percent. Of the $390.6 billion of long-term municipal bonds issued in 2008, refunding volume was up +43 percent to $108.5 billion, primarily due to restructuring of variable rate debt (auction rate securities and variable rate demand notes) that had seen sharp increases in borrowing rates as sources of credit enhancement deteriorated, while new money issuance was down -23 percent to $211.8 billion. Furthermore, insured bond issuance decreased -64 percent to $72.0 billion, as Ambac and MBIA were forced to exit the primary market in the second half of the year following the loss of their Aaa ratings.

As noted above, municipal returns were mixed for the fourth quarter and calendar 2008. The -2.5 percent return posted by the Lehman Municipal Index for the year was the fourth worst return on record since its inception in 1980, and was only slightly more negative than 1999 and less than half as negative as 1994, both of which were years when yields rose across the curve. With the flight to safety and the yield curve steepening that occurred throughout the year, shorter duration outperformed longer duration; the Lehman 5-year Municipal Index posted a return of +5.8 percent while the Lehman Long (22+ years) Municipal Index posted a return of -14.7 percent. In addition, general obligation bonds outperformed revenue bonds, and higher rated bonds outperformed lower rated bonds. Among revenue bond sectors, the lower (A3/Baa1) rated industrial revenue sector underperformed significantly during the quarter and year to date. Revenue bond sectors that saw supply pressure, (i.e., hospitals from unwinding tender option bond programs and housing from increased non-AMT issuance following the passage of the Housing and Economic Recovery Act) also underperformed. The shorter duration leasing and resource recovery sectors outperformed for the year, as did the essential service water and sewer and electric revenue sectors.

TOTAL RETURNS TO 12/31/08

	1Q08	2Q08	3Q08	4Q08	YTD 2008
BARCLAYS (LEHMAN) INDEX					
MUNICIPAL	-0.6%	0.6%	-3.2%	0.7%	-2.5%
5-Year Municipal	1.9	-0.8	0.7	3.9	5.8
Long (22+ years)	-4.1	1.9	-7.8	-5.3	-14.7
Revenue	-1.2	0.9	-4.5	-1.7	-6.3
Electric	0.2	1.0	-4.3	1.1	-2.0
Hospital	-2.1	1.8	-5.4	-7.0	-12.3
Housing	-3.1	2.0	-5.0	-5.2	-11.0
IDR/PCR	-2.7	-0.7	-7.0	-14.9	-23.5
Transportation	-0.8	0.8	-4.3	-1.0	-5.3
Education	-1.1	1.6	-4.1	2.7	-0.9
Water/Sewer	-0.6	1.2	-4.1	2.7	-0.9
Resource Recovery	0.5	1.0	-2.2	-0.7	-1.4
Leasing	0.5	0.5	-3.1	0.8	-1.3
Special Tax	-0.2	1.0	-4.1	0.5	-2.8
General Obligation	0.3	0.7	-2.4	3.0	1.5
Prerefunded	2.0	-0.5	0.6	4.7	6.8
Insured	-1.5	0.9	-4.0	1.7	-3.1
Muni Aaa	-0.6	0.4	-1.7	3.4	1.6
Muni Aa	-0.4	1.0	-3.5	2.2	-0.8
Muni A	-1.1	1.0	-4.6	-1.3	-6.0
Muni Baa	-2.1	0.2	-6.0	-14.7	-21.3

While market volatility is likely to continue in the near term as the U.S. government seeks to restore confidence in financial markets, we believe that municipals offer a very compelling risk/reward profile with relative yield valuations in extreme territory and credit spreads at historically wide levels. Despite fiscal pressures, we expect defaults in the municipal market to remain at relatively low levels even though they are likely to rise sharply in the taxable bond market; in addition, municipal issuers that have defaulted have typically seen higher recovery rates. Based on this analysis, the ratings agencies had set a goal to "recalibrate" their municipal ratings to a global scale, in line with corporate ratings, that has since been moved back from 2008 to 2009 if market conditions stabilize. The municipal market has seen significant price improvement in the early days of January. Nonetheless, we believe this will be difficult to sustain, given the substantial back-log of new financing which is likely to come to market. Furthermore, the large budget deficits among state and local issuers will likely need to be financed in the short-term market as those issuers adjust their budgets to current economic conditions. Our strategy remains focused on finding opportunities to increase portfolio yields in sectors and securities with stable longer term credit outlooks with a renewed emphasis on liquidity while employing diversification as a key tenet to managing risk.

FISCAL POLICY: ANOTHER FISCAL STIMULUS PLAN IN THE WORKS

President-elect Barack Obama's economic stimulus package, dubbed the "American Recovery and Reinvestment Plan," promises not only to create jobs in the short term, but also to spur economic growth and competitiveness in the long term. The plan has four major objectives: immediate action to create good jobs in America; immediate relief for struggling families; direct, immediate assistance for homeowners; and a rapid, aggressive response to the financial crisis.

Regarding job creation, the stimulus plan would save or create three to four million jobs, with 90 percent of these positions created in the private sector. The plan would provide a new temporary tax credit to companies that add jobs in the U.S. During 2009 and 2010, businesses would receive a $3,000 refundable tax credit for each additional full-time employee hired. The plan would also raise the small business investment expensing limit to $250,000 through the end of 2009. Small businesses would be encouraged to create jobs by eliminating all capital gains taxes on investments made in small and start-up businesses. Finally, 1 million jobs would be created or saved through immediate investment in infrastructure repair.

Struggling families would receive immediate relief through a tax credit of $500 for individuals and up to $1,000 for families, which they would receive through a temporary reduction in payroll tax withholdings. Unemployment insurance benefits would be extended for an additional 13 weeks and taxes on these benefits would be temporarily suspended. Penalty-free "hardship withdrawals" from IRAs and 401(k)s would be allowed in 2008 (including retroactively) and 2009.

The plan would provide direct, immediate assistance for homeowners by more aggressively modifying mortgage terms. Also, the bankruptcy code would be reformed to assist homeowners, and legal impediments would be removed to encourage broader mortgage restructuring. In addition, a 90-day foreclosure moratorium would be enacted for any homeowners

living in their homes who are making good faith efforts to pay their mortgages.

Regarding a rapid, aggressive response to the financial crisis, Mr. Obama's plan would go beyond the $700 billion financial rescue package passed in October by providing broader assurances for credit to banks; extending asset purchases beyond mortgage-backed securities to unfreeze other critical sectors, such as individual mortgages, student loans, car loans and credit card loans; and making credit available to small businesses and state or local governments.

The President-elect is projecting a price tag of about $775 billion for his fiscal stimulus plan, but the cost could be significantly higher by the time it is completed. Mr. Obama is asking that tax cuts make up 40 percent of the plan, meaning that tax cuts will likely constitute more than $300 billion of the legislation. Exhibit P details International Strategy & Investment's (ISI) estimates of the components of the stimulus package.

Enactment of a stimulus bill by Inauguration Day, January 20th, as some had hoped, now appears out of the question. The new deadline for completion appears to be Friday, February 13th, when the 10-day Presidents' Day recess begins. If the bill is not on the President's desk by then, the deadline could slip into early March. However, even if the bill is not enacted until some time in March, it still will likely play a major role in pushing the economy out of recession by summer. Former Fed Governor Lyle Gramley believes a delay of a month in winning enactment is not a big negative. He said, "There wasn't much hope, to begin with, for positive GDP growth until summer." In the meantime, the economy will get ongoing aid from low energy prices, some signs of improvement in credit markets, and the likelihood that the Federal Reserve will continue to come up with creative new steps to generate lending, perhaps focusing on measures to stimulate business loans.

The federal fiscal situation in 2009 will be dramatically worse than it was in 2008. Under the assumption that current laws and policies remain in place (i.e., not accounting for any new legislation), the Congressional Budget Office (CBO) estimates that the deficit this year will total $1.2 trillion, more than two and a half times the size of last year's ($455 billion). The Office of Management and Budget's (OMB) 2009 budget deficit projection will be even higher because of the difference between OMB and CBO on the accounting for TARP outlays. While OMB accounts for TARP on a cash basis, CBO records TARP transactions on a net present value basis adjusted for market risk. Therefore, TARP will have a far greater effect on OMB budget projections and financing than it will have on CBO budget projections.

Fiscal year-to-date, the budget deficit has risen to $401.6 billion, a $246.5 billion increase from the two-month tally a year ago. Receipts have declined by $19.6 billion, or -6.0 percent, while outlays have surged by $226.9 billion, or +46.8 percent. With the exception of payroll taxes on social insurance, receipts have declined. Individual income taxes have fallen -9.1 percent; corporate income tax receipts have dropped -26.0 percent; and other sources, such as excise tax receipts, have also declined. CBO notes that growth in withheld receipts has slowed significantly since the beginning of 2008, as the contracting economy has caused wages and salaries to grow more slowly. Also, the squeeze on corporate profits has continued to cause corporate income tax receipts to fall.

Total outlays of $711.2 billion are up $226.9 billion from a year ago. Adjusted for calendar effects, outlays are up by more than

$250 billion, including $191 billion for TARP and $14 billion for outlays intended to cover prior losses by Freddie Mac.

EQUITY INVESTMENT STRATEGY: MODEST STOCK RETURNS EXPECTED THIS YEAR

Despite a challenging investment environment as 2009 begins, due to the severe global recession, declining corporate profits and still pressured credit markets, we are sanguine regarding U.S. equity investing this year. We believe that there are attractive opportunities available for those with the patience, discipline and persistence to pursue them. We are forecasting moderate overall U.S. equity returns for the year, but incremental performance can be obtained with diligent, active portfolio management.

Countries are addressing the slowdown in their economies with aggressive monetary easing and fiscal stimulus packages, with the United States leading the way. The U.S. was early to enter recession and is further along in terms of its responses and, as a result, ultimate recovery.

Even taking into account lowered earnings forecasts, valuation levels are attractive, particularly in the context of modest inflation. Price pressures are dormant, with resource utilization depressed and commodity prices falling (particularly crude oil) due to the global recession. Our calculation of the S&P 500 price-earnings ratio at the end of 2008 is 14.5 times, the lowest since 1994. Exhibit Q places the S&P 500 price-earnings multiples in historical context.

The U.S. stock market is oversold on a technical basis, based on 6-month price momentum (see Exhibit R). To reach the bottom of S&P 500's historical one-standard deviation band implies a +33 percent increase compared to the end-2008 level of the Index.

Regarding equities' competitiveness to interest rates, the Federal Reserve has already reduced the federal funds rate to virtually zero in order to increase liquidity, improve the functioning of financial markets and move the economy out of recession. This is typically a favorable environment for equities, which are very attractively priced based on a comparison of the earnings yield of the S&P 500 Index and the 10-year U.S. Treasury yield (see Exhibit S).

The aggressive government response to the financial and economic crises as well as action on long-standing Democratic priorities, such as health care reform and climate change legislation, create a number of potential winners and losers. The two S&P sectors where the policy outlook is most favorable are consumer discretionary and materials, both because of a large expected fiscal stimulus bill. A stimulus package that provides $200 to $300 billion in individual tax breaks over the next two years would provide a meaningful boost to disposable income. A number of companies in the materials sector would benefit from large infrastructure spending.

Conversely, financials, health care and energy sectors are likely to be potential losers from possible policy changes. Regarding financials, the TARP program may need to be expanded and more capital injected into the banking system, both requiring congressional approval. This could come at the cost of much greater dilution for equity shareholders. Within the health care sector, HMOs are the most at risk from Medicare Advantage payment cuts as well as broader health insurance reform. Comprehensive health care reform also poses long-term risks to drug, biotech and medical device companies. Finally, much of the energy sector is at risk of higher taxes and climate change legislation poses additional long-term costs.

The stock market tends to anticipate economic developments, historically moving 6 to 12 months prior to the actualization of change. Therefore, to the extent that we expect the economy to post its first quarter of positive growth in the third quarter of 2009, the stock market may have bottomed in November 2008. However, until there are signs of the economy stabilizing, equity markets are likely to remain choppy and volatility is apt to stay high. Another technical indicator, the four-year presidential cycle, suggests that the first year is a positive one, particularly when a Democrat has been in office (see Exhibit T).

Sit Investment Associates' equity strategies emphasize investment in a well-diversified, quality portfolio of companies. We prefer unit growth companies with pricing flexibility and anticipated margin improvement. We like the traditional growth sectors of technology and health care, but are being highly selective due to government risk. Despite near-term headwinds, we continue to look for opportunities in the sectors of energy, agricultural commodities, and infrastructure. Conversely, we remain cautious on the finance, consumer durables and retail groups. Quality characteristics include positive cash flow generation, strong balance sheets, records of consistent dividend payment, proactive management, and attractive valuation. Exhibit U highlights that dividend-paying stocks tend to outperform in a slower economy. The earnings growth and valuation metrics of Sit Investment Associates' principal domestic equity strategies are shown in Exhibit V.

Exhibit A

■ Sit Investment Associates ■

National Bureau of Economic Research Looks At Many Factors In Determining Recessions



All Recessions Not Created Equal
The National Bureau of Economic Research looks at more than just change in the gross domestic product to determine if the country is in recession.
RECESSIONS
DEC. '69-NOV. '70
NOV. '73-MARCH '75
JAN. '80-JULY '80
JULY '81-NOV. '82
JULY '90-MARCH '91
MARCH '01-NOV. '01
DEC. '07-
G.D.P.
Quarterly change, seasonally adjusted
+ 5%
- 5
Q1 '70
Q4 '70
Q4 '73
Q1 '75
Q2 '80
Q3 '80
Q4 '81
Q4 '82
Q4 '90
Q1 '91
Q2 '01
Q4 '01
Q4 '07
Q3 '08
PERSONAL CONSUMPTION
Quarterly change, seasonally adjusted
EMPLOYMENT
Change in monthly nonfarm employment, seasonally adjusted
-0.5%
Jan. '70
Nov. '70
Dec. '73
March '75
Feb. '80
July '80
Aug. '81
Nov. '82
Aug. '90
March '91
April '01
Nov. '01
Jan. '08
Oct. '08
HOUSING PRICES
Year-over-year change in the median price of existing one-family homes
+10%
+ 5
- 5
-10
DURATION IN MONTHS
11
16
6
16
8
8
11 so far
Sources: Bureau of Economic Analysis (G.D.P., consumption); Bureau of Labor Statistics; National Association of Realtors via Bloomberg
THE NEW YORK TIMES

Source: The New York Times, December 2, 2008

Exhibit B

■ Sit Investment Associates ■

THE CURRENT RECESSION HAS ALREADY LASTED LONGER THAN MANY PREVIOUS ONES AND IS THE LONGEST SINCE JULY 1981 TO NOVEMBER 1982


Bad Times | This recession has lasted a year—so far
43 months of recession
The current recession began last December and has already lasted longer than many previous ones.
13
8
11
10
8
10
11
16
6
16
8
8
12
Aug. 1929
May 1937
Feb. 1945
Nov. 1948
July 1953
Aug. 1957
April 1960
Dec. 1969
Nov. 1973
Jan. 1980
July 1981
July 1990
March 2001
Dec. 2007
Date recessions began
Dow Jones Industrial Average
14000
12000
10000
8000
6000
4000
Monday: down 7.7%
Since end of Nov. 2007: down 39%
2007
'08
Yield on the 10-year Treasury
5%
4
3
2
1
0
Monday's yield: 2.72%
Last week: 3.34%
Nov. 30, 2007: 3.97%
2007
'08
Sources: National Bureau of Economic Research (recessions); WSJ Market Data Group (Dow industrials); Ryan ALM (Treasury yields)

Source: The Wall Street Journal, December 2, 2008

Exhibit C

■ Sit Investment Associates ■

Securities Markets

Equities	12/31/08	11/28/08	09/30/08	06/30/08	12/31/07	One Month	Three Months	Six Months	Twelve Months
Dow Jones Industrials	8776.39	8829.04	10850.66	11350.01	13264.82	-0.6%	-19.1%	-22.7%	-33.8%
S&P 500	903.25	896.24	1166.36	1280.00	1468.36	0.8	-22.6	-29.4	-38.5
NASDAQ OTC Composite	1577.03	1535.57	2091.88	2292.98	2652.28	2.7	-24.6	-31.2	-40.5
Fixed Income									
U.S. Treasury									
2-Year Notes	0.76	0.98	1.96	2.62	3.06	-22 b.p.	-120 b.p.	-186 b.p.	-230 b.p.
5-Year Notes	1.55	1.91	2.98	3.33	3.44	-36	-143	-178	-189
10-Year Notes	2.21	2.92	3.82	3.97	4.03	-71	-161	-176	-182
30-Year Bonds	2.68	3.44	4.31	4.52	4.45	-76	-163	-184	-177
AA Industrial									
Intermediate Maturity	5.46	6.27	6.47	5.52	5.43	-81	-101	-06	+3
Long Maturity	5.92	7.30	7.31	6.17	6.20	-138	-139	-25	-28
Mortgages									
Current Coupon GNMA (5.00%)	3.44	4.85	5.50	5.57	5.40	-141	-206	-213	-196
Municipals									
Bond Buyer 40-Bond Index	5.89	6.16	5.97	5.17	4.84	-27	-8	+72	+105
Short Term									
Fed Funds	0.10	0.56	1.32	2.06	3.93	-46	-122	-196	-383
Primary Discount Rate *	0.50	1.25	2.25	2.25	4.75	-75	-175	-175	-425
Prime Rate	3.25	4.00	5.00	5.00	7.25	-75	-175	-175	-400
13-week Treas. Bills-Disc.	0.08	0.04	0.88	1.71	3.17	+4	-80	-163	-309

* Primary Credit Discount Rate; effective 1/9/03.

E-12/08 103108
PP-107T.DOC

EXHIBIT D

■ SIT INVESTMENT ASSOCIATES ■

MARKET PERFORMANCE – TOTAL RETURNS

	DECEMBER 31, 2006 TO DECEMBER 31, 2007			DECEMBER 31, 2007 TO DECEMBER 31, 2008			NOVEMBER 30, 2008 TO DECEMBER 31, 2008		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS									
Quintile 1 (Highest)	20.9	20.6	10.5	-47.5	-49.9	-42.8	0.5	2.0	6.1
Quintile 2	2.4	9.1	5.6	-39.1	-38.9	-37.8	2.0	4.8	6.2
Quintile 3	1.1	6.4	-2.1	-40.2	-42.9	-29.8	2.1	6.8	6.0
Quintile 4	1.0	-3.8	-8.0	-34.0	-37.2	-31.5	0.3	4.1	6.6
Quintile 5 (Lowest)	5.6	-3.6	-11.1	-24.3	-35.7	-25.4	0.5	4.3	6.3
BETA SECTORS									
Quintile 1 (Highest)	2.2	15.3	3.5	-57.9	-53.0	-43.8	-0.6	6.9	8.1
Quintile 2	11.7	10.6	2.6	-49.2	-46.4	-37.3	2.9	4.5	8.4
Quintile 3	4.9	0.5	-1.8	-39.4	-39.8	-34.7	-0.1	7.2	7.7
Quintile 4	4.4	2.5	-5.3	-25.6	-39.1	-28.0	1.7	4.1	4.1
Quintile 5 (Lowest)	4.7	0.5	-7.6	-26.3	-31.7	-27.9	0.8	1.3	3.4
P/E SECTORS									
Quintile 1 (Highest)	11.6	8.7	6.8	-45.2	-45.8	-37.2	-0.3	-0.9	5.1
Quintile 2	5.6	9.8	5.6	-28.6	-32.8	-32.4	1.1	2.9	3.0
Quintile 3	14.0	7.9	-0.4	-35.7	-35.5	-26.4	-0.2	4.8	4.1
Quintile 4	8.8	1.7	-8.4	-34.4	-40.6	-28.6	3.7	8.3	9.0
Quintile 5 (Lowest)	-6.9	0.6	-10.5	-34.6	-50.0	-39.7	6.2	12.8	10.4
No Earnings	-9.1	-9.5	-6.1	-79.0	-55.3	-43.9	-11.4	1.7	7.3
DIVIDEND YIELD SECTORS									
Quintile 1 (Highest)	-5.1	-5.0	-16.7	-38.8	-35.6	-34.6	1.7	5.3	9.9
Quintile 2	8.8	-0.6	-11.9	-25.7	-36.8	-16.8	1.1	4.1	4.8
Quintile 3	13.2	9.6	-4.4	-31.7	-39.1	-26.3	0.7	4.2	3.3
Quintile 4	3.8	11.2	1.0	-44.6	-47.2	-24.6	0.2	0.7	4.0
Quintile 5 (Lowest)	10.3	10.4	3.6	-43.9	-47.4	-39.3	1.3	5.0	5.7
UNIVERSE	5.6	5.6	-1.6	-36.9	-41.5	-33.8	1.1	4.3	5.8

SOURCE: FACTSET RESEARCH SYSTEMS, DECEMBER 31, 2008

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

CHANGES IN GROUP LEADERSHIP
RUSSELL 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2006 Return	Year 2006 Rank	Year 2007 Return	Year 2007 Rank	Year 2008 Return	Year 2008 Rank	December 2008 Return	December 2008 Rank
NON-ENERGY MINERALS	1.7	26.8 *	2	25.6 *	3	-52.6	17	10.4 *	2
PRODUCER MANUFACTURING	8.6	16.6 *	9	16.9 *	7	-44.8	14	2.9 *	7
ELECTRONIC TECHNOLOGY	9.8	8.6	15	14.4 *	9	-44.6	13	1.8	9
CONSUMER DURABLES	1.3	4.9	17	-15.4	17	-49.7	15	-0.4	13
ENERGY MINERALS	**9.4**	**24.0 ***	**4**	**32.7 ***	**2**	**-29.6 ***	**5**	**-2.4**	**17**
PROCESS INDUSTRIES	3.3	18.3 *	7	25.5 *	4	-41.7	11	-1.3	15
HEALTH TECHNOLOGY	**10.4**	**9.4**	**13**	**5.9 ***	**12**	**-18.5 ***	**2**	**6.2 ***	**4**
CONSUMER NON-DURABLES	**7.6**	**17.8 ***	**8**	**13.8 ***	**10**	**-18.2 ***	**1**	**-0.2**	**12**
INDUSTRIAL SERVICES	4.0	11.6	11	36.5 *	1	-54.4	18	-7.5	18
COMMERCIAL SERVICES	1.5	14.8	10	-12.0	16	-40.2	10	3.4 *	6
TECHNOLOGY SERVICES	6.2	10.9	12	18.0 *	5	-40.1	9	2.7 *	8
HEALTH SERVICES	2.2	-0.6	18	15.7 *	8	-42.0	12	11.9 *	1
CONSUMER SERVICES	4.3	24.7 *	3	-6.9	14	-37.6	8	7.2 *	3
RETAIL TRADE	**4.9**	**6.5**	**16**	**-8.4**	**15**	**-25.1 ***	**4**	**3.9 ***	**5**
TRANSPORTATION	**2.1**	**9.2**	**14**	**-1.1**	**13**	**-21.0 ***	**3**	**-0.8**	**14**
UTILITIES	4.5	21.6 *	5	17.1 *	6	-30.5 *	6	-1.7	16
FINANCE	15.3	19.7 *	6	-17.5	18	-49.8	16	1.8	10
COMMUNICATIONS	2.9	36.4 *	1	9.6 *	11	-33.8 *	7	1.4	11
UNIVERSE (RUSSELL 3000)	100.0	15.7		5.2		-37.3		1.9	
Groups Outperforming (cap weighted) to Total Groups		9/18		12/18		7/18		8/18	

* Group Outperformed

SOURCE: FACTSET RESEARCH SYSTEMS

G:\Support\Exhibits\E-12/08

Exhibit F

■ Sit Investment Associates ■

World Equity Market Rankings

The United States Ranked 3rd Out of 33 World Equity Markets
Year-to-Date Through December 31, 2008

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 12/31/2008	Change from 12/31/2007 points	Change from 12/31/2007 percent	12/31/2008 Country Rank
Australia	228.91	-271.19	-54.23%	23
Austria	160.57	-308.89	-65.80%	30
Belgium	213.02	-236.46	-52.61%	20
Brazil	785.31	-1041.04	-57.00%	28
Canada	278.60	-263.11	-48.57%	13
Chile	273.02	-210.98	-43.59%	7
Denmark	307.78	-299.74	-49.34%	14
Finland	732.90	-958.80	-56.68%	27
France	222.87	-184.07	-45.23%	10
Germany	214.22	-183.97	-46.20%	11
Greece	126.00	-255.50	-66.97%	32
Hong Kong	253.35	-293.14	-53.64%	22
Indonesia	66.31	-113.12	-63.04%	29
Ireland	167.11	-364.94	-68.59%	33
Italy	135.35	-150.85	-52.71%	21
Japan	77.58	-31.36	-28.79%	1
Malaysia	127.25	-102.46	-44.61%	9
Mexico	334.56	-221.26	-39.81%	4
Netherlands	198.86	-250.06	-55.70%	26
New Zealand	124.70	-137.20	-52.39%	19
Norway	175.47	-345.84	-66.34%	31
Philippines	97.45	-121.47	-55.49%	24
Portugal	189.29	-149.02	-44.05%	8
Singapore	154.07	-164.90	-51.70%	17
South Africa	205.61	-153.85	-42.80%	5
South Korea	142.88	-179.25	-55.64%	25
Spain	282.05	-214.96	-43.25%	6
Sweden	250.84	-275.84	-52.37%	18
Switzerland	416.88	-189.37	-31.24%	2
Taiwan	87.13	-78.80	-47.49%	12
Thailand	56.61	-56.31	-49.87%	15
United Kingdom	142.44	-147.67	-50.90%	16
United States	219.66	-137.82	-38.55%	3 ←
COMPOSITE INDICES				
Latin America	383.23	-421.15	-52.36%	
Western Europe	198.72	-187.02	-48.48%	
Asia/Pacific	93.59	-64.51	-40.80%	
World (ex U.S.)	146.76	-125.08	-46.01%	

Source: FactSet Research Systems, December 31, 2008

Exhibit G

■ Sit Investment Associates ■


Nominal Major Currencies Dollar Index
December 31, 2008
150
140
130
120
110
100
90
80
70
60
Strong $
Weak $
80.69
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

Country or Region Weights (6/17/08): Euro Area: 34.3% Canada: 31.1% Japan: 18.4% U.K.: 9.0% Switzerland: 2.8% Australia: 2.4% Sweden: 2.0%

Currency Appreciation (Y-T-D through 12/31/08): Euro Area: -4.7% Canada: -19.3% Japan: 23.0% U.K.: -26.3% Switzerland: 6.1% Australia: -20.4% Sweden: -18.0%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, The U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciations in the table are based on month-end data.

Source: Federal Reserve Board and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/08

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR CHANGES IN REAL GDP COMPONENTS[1]

	4th Qtr. 2005	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2005	3rd Qtr. 2007	4th Qtr. 2007	1st Qtr. 2008	2nd Qtr. 2008	3rd Qtr. 2008
Personal Consumption Expend.	2.6%	3.2%	3.0%	2.7%	3.2%	3.1%	2.9%	2.9%	2.2%	1.5%	1.3%	-0.2%
Non-Residential Fixed Invest.	4.9	7.9	7.9	7.7	6.5	3.5	4.4	5.3	6.4	6.2	4.2	1.6
Residential Investment	5.4	2.5	-4.3	-10.8	-15.5	-18.5	-17.3	-17.0	-19.0	-21.3	-21.6	-20.6
Inventory Change (2)	-	--	++	++	--	--	--	--	--	++	--	--
Net Exports (3)	-0.9	-1.9	-3.0	-3.2	8.4	2.7	7.8	17.9	17.1	25.3	33.2	31.0
Exports	7.0	9.0	8.2	9.0	10.1	6.1	7.0	11.7	8.9	10.1	11.0	6.1
Imports	4.8	6.6	6.5	7.1	3.8	3.2	2.2	2.2	1.1	-1.0	-1.9	-3.5
Government Spending	0.6	1.6	1.7	1.3	2.1	1.4	2.0	2.6	2.4	2.6	2.6	3.1
TOTAL REAL GDP	2.7%	3.1%	3.2%	2.4%	2.4%	1.3%	1.8%	2.8%	2.3%	2.5%	2.1%	0.7% ←
Memo												
Total GDP Less Housing and Autos	3.1	3.4	4.0	3.6	3.4	2.3	2.8	3.9	3.4	3.9	3.6	2.3 ←
Pers. Cons. Exp. Plus Res. Invs.	2.8	3.2	2.5	1.7	1.9	1.6	1.6	1.6	0.9	0.2	0.0	-1.3
After-tax Corporate Profits	34.6	13.9	18.8	25.5	8.4	2.2	1.5	0.2	5.0	-3.0	-7.1	-10.1

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, DECEMBER 23, 2008

Exhibit I

■ Sit Investment Associates ■

ISM (Formerly NAPM) Manufacturing Series Remains In Expansion Territory



ISM Index
Prices Paid
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
Index Level
Expansion
Contraction
32.4
18.0
Dec-85
Jun-86
Dec-86
Jun-87
Dec-87
Jun-88
Dec-88
Jun-89
Dec-89
Jun-90
Dec-90
Jun-91
Dec-91
Jun-92
Dec-92
Jun-93
Dec-93
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Monthly Data through December 31, 2008

Source: Data Resources, Inc., December 31, 2008

G:\Support\Exhibits\E-12/08

Exhibit J

■ Sit Investment Associates ■

Broad-Based Inflation Measures Impacted by Energy


Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
Core: +2.0
All: +1.1
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08


Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
Core: +4.2%
All: +0.4%
20
18
16
14
12
10
8
6
4
2
0
-2
-4
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Source: Bureau of Labor Statistics and Bloomberg, December 2008

G:\Support\Exhibits\E-12/08

EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2007				2008				2009E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4QE	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	0.1	4.8	4.8	-0.2	0.9	2.8	-0.5	-5.0	-2.5	-1.0	0.5	1.0
S&P 500 Reported Profits (Year-over-Year)	8.3	8.8	-29.4	-61.4	-27.1	-41.2	-35.8	26.9	-27.9	-25.5	6.1	12.3
Consumer Price Index (Year-over-Year)	2.4	2.7	2.4	4.0	4.1	4.4	5.3	2.0	0.9	-0.6	-0.9	2.5
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	4.5	4.5	4.7	4.8	4.9	5.4	6.1	6.9	7.5	7.9	7.7	7.4
Prime Rate	8.3	8.3	8.2	7.5	6.2	5.1	5.0	4.1	3.1	3.1	3.1	3.1
13-week Treasury Bills-Disc.	5.0	4.8	4.4	3.4	2.1	1.6	1.5	0.3	0.8	1.0	1.4	1.7
10-year Treasury Bonds-Yield	4.7	4.8	4.7	4.3	3.7	3.9	3.8	3.2	2.6	3.2	3.7	4.1

SOURCE: SIT INVESTMENT ASSOCIATES, INC., JANUARY 11, 2009

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

FEDERAL RESERVE POLICY STATEMENT FOLLOWING DECEMBER 15 - 16, 2008 FOMC MEETING

FEDERAL RESERVE press release

Release Date: December 16, 2008

For immediate release

The Federal Open Market Committee decided today to establish a target range for the federal funds rate of 0 to 1/4 percent.

Since the Committee's last meeting, labor market conditions have deteriorated, and the available data indicate that consumer spending, business investment, and industrial production have declined. Financial markets remain quite strained and credit conditions tight. Overall, the outlook for economic activity has weakened further.

Meanwhile, inflationary pressures have diminished appreciably. In light of the declines in the prices of energy and other commodities and the weaker prospects for economic activity, the Committee expects inflation to moderate further in coming quarters.

The Federal Reserve will employ all available tools to promote the resumption of sustainable economic growth and to preserve price stability. In particular, the Committee anticipates that weak economic conditions are likely to warrant exceptionally low levels of the federal funds rate for some time.

The focus of the Committee's policy going forward will be to support the functioning of financial markets and stimulate the economy through open market operations and other measures that sustain the size of the Federal Reserve's balance sheet at a high level. As previously announced, over the next few quarters the Federal Reserve will purchase large quantities of agency debt and mortgage-backed securities to provide support to the mortgage and housing markets, and it stands ready to expand its purchases of agency debt and mortgage-backed securities as conditions warrant. The Committee is also evaluating the potential benefits of purchasing longer-term Treasury securities. Early next year, the Federal Reserve will also implement the Term Asset-Backed Securities Loan Facility to facilitate the extension of credit to households and small businesses. The Federal Reserve will continue to consider ways of using its balance sheet to further support credit markets and economic activity.

Voting for the FOMC monetary policy action were: Ben S. Bernanke, Chairman; Christine M. Cumming; Elizabeth A. Duke; Richard W. Fisher; Donald L. Kohn; Randall S. Kroszner; Sandra Pianalto; Charles I. Plosser; Gary H. Stern; and Kevin M. Warsh.

In a related action, the Board of Governors unanimously approved a 75-basis-point decrease in the discount rate to 1/2 percent. In taking this action, the Board approved the requests submitted by the Boards of Directors of the Federal Reserve Banks of New York, Cleveland, Richmond, Atlanta, Minneapolis, and San Francisco. The Board also established interest rates on required and excess reserve balances of 1/4 percent.

SOURCE: FEDERAL RESERVE BOARD, DECEMBER 16, 2008

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE FIXED INCOME RETURNS

FROM DECEMBER 31, 2008

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	3.25%	-4.4%	4.00%	-5.4%	5.00%	-1.9%
Present YTM 0.76%	Most Likely	1.50	-1.1	3.00	-3.6	4.50	-1.6
	Optimistic	0.50	0.9	2.25	-2.1	3.00	-0.7
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	4.00	-10.2	4.75	-12.5	5.50	-4.3
Present 1.55%	Most Likely	2.50	-3.7	3.50	-7.3	4.75	-3.2
	Optimistic	1.50	1.0	2.75	-4.0	3.50	-1.4
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	4.75	-18.9	5.25	-21.2	6.00	-7.7
Present 2.21%	Most Likely	3.50	-9.7	4.25	-14.3	5.25	-5.9
	Optimistic	2.25	0.7	3.75	-10.5	4.00	-2.7
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.50	-39.9	6.00	-43.2	6.50	-16.5
Present YTM 2.68%	Most Likely	4.00	-21.6	5.25	-35.9	5.50	-12.4
	Optimistic	3.50	-13.8	4.50	-27.1	4.50	-7.7

E-12/08
PP-101.DOC

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

Exhibit N

■ Sit Investment Associates ■

Municipal Credit Spreads Widened Dramatically In Fourth Quarter 2008

(As of January 6, 2009)

10-Yr Municipal Baa & A Yields



Yield %
7
6.5
6
5.5
5
4.5
4
3.5
1996
1998
2000
2002
2004
2006
2008
Baa:
6.77% as of 12/31/08
A:
4.92% as of 12/31/08

Key	Axis	Name	Last	Minimum	Maximum	Mean	SD	SD Change
—	Left	10 Year A Bond Index Yield	4.924	3.222 03/12/2004	6.529 11/15/1994	4.560	0.685	0.160
━	Left	10 Year Baa Bond Index Yield	6.765	3.772 03/12/2004	7.127 12/12/2008	5.014	0.701	0.157

10-Yr Municipal Baa & A to Aaa Spreads



Percentage x100
3
2.5
2
1.5
1
0.5
0
1996
1998
2000
2002
2004
2006
2008
Percetnage x100
Baa-Aaa
A-Aaa

Key	Axis	Name	Last	Minimum	Maximum	Mean	SD	SD Change
—	Right	Baa-Aaa	2.785	0.268 05/13/2005	2.785 12/31/2008	0.626	0.309	0.070
━	Left	A-Aaa	0.944	0.050 09/09/2005	0.944 12/31/2008	0.169	0.122	0.025

Source: Barclays Capital, January 7, 2009

Exhibit O

■ Sit Investment Associates ■

Municipal Yields Relative To Treasury Yields Reached Unprecedented Extremes In The Fourth Quarter

(As of January 6, 2009)

5 Year MMD High Grade Vs 5 Year US Treasury



Percentage
220
200
180
160
140
120
100
80
60
1995
2000
2005

Source: LehmanLive.com

5-Yr Yield Spreads:

Ending: 01/06/09: 140.15%

Maximum: 12/16/08: 220.23%

Minimum: 10/14/94: 67.18%

10-Yr Yield Spreads:

Ending: 01/06/09: 137.35%

Maximum: 12/16/08: 177.35%

Minimum: 10/04/94: 71.59%

30-Yr Yield Spreads:

Ending: 01/06/09: 162.89%

Maximum: 12/16/08: 198.98%

Minimum: 07/28/92: 78.01%

10 Year MMD High Grade Vs 10 Year US Treasury



Percentage
180
160
140
120
100
80
1995
2000
2005

Source: LehmanLive.com

30 Year MMD High Grade Vs 30 Year US Treasury



Percentage
200
180
160
140
120
100
80
1995
2000
2005

Source: LehmanLive.com

Source: Barclays Capital, January 7, 2009

G:\Support\Exhibits\E-12/08

EXHIBIT P

■ SIT INVESTMENT ASSOCIATES ■

INTERNATIONAL STRATEGY & INVESTMENT'S ROUGH ESTIMATE OF POSSIBLE COMPONENTS OF PRESIDENT-ELECT OBAMA'S PROPOSED FISCAL STIMULUS PLAN

Estimates of Stimulus Plan Provisions

in billions

Tax Cuts	
Individual rebates	220
Tax credit for hiring	40
Misc. business tax breaks	50
Total Tax Cuts	*310*
Spending	
Medicaid and general purpose state grants	120-200
Transfer payments (jobless benefits, food stamps, etc)	60
Transportation infrastructure	50
Misc. infrastructure (Army corps, school, wastewater)	65
Clean energy and energy-related infrastructure	45
Tech-related spending (health IT, broadband, etc)	15
Misc. (auto aid, NASA, summer jobs)	60
Total Spending	*465*
Total Package	**775**

Source: ISI estimates.

SOURCE: INTERNATIONAL STRATEGY & INVESTMENT, JANUARY 7, 2009

Exhibit Q

■ Sit Investment Associates ■

Inflation and S & P 500 Multiples



Data through December 31, 2008
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
P/E Ratio
16%
14%
12%
10%
8%
6%
4%
2%
0%
Yr/Yr% Change in CPI
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index
63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation based on 2008 est. operating EPS of $62.38

Source: S&P, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment

G:\Support\Exhibits\E-12/08

EXHIBIT R

■ SIT INVESTMENT ASSOCIATES ■

LARGE, MEDIUM, AND SMALL CAP 6-MONTH PRICE MOMENTUM

DATA THROUGH DECEMBER 31, 2008


S&P 500 6-Month Price Momentum
Oct: -30.1% Nov: -36.0% Dec: -29.4%
% Change
30
20
10
0
-10
-20
-30
-40
8 8 8 8 8 8 8 9 9 9 9 9 9 9 9 9 9 0 0 0 0 0 0 0 0 0
3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8


Russell Midcap 6-Month Price Momentum
Oct: -35.5% Nov: -44.7% Dec: -37.4%
% Change
40
30
20
10
0
-10
-20
-30
-40
-50
8 8 8 8 8 8 8 9 9 9 9 9 9 9 9 9 9 0 0 0 0 0 0 0 0 0
3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8


Russell 2000 6-Month Price Momentum
Oct: -24.9% Nov: -36.8% Dec: -27.6%
% Change
45
30
15
0
-15
-30
-45
8 8 8 8 8 8 8 9 9 9 9 9 9 9 9 9 9 0 0 0 0 0 0 0 0 0
3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8


NASDAQ OTC 6-Month Price Momentum
Oct: -28.7% Nov: -39.1% Dec: -31.2%
% Change
80
60
40
20
0
-20
-40
-60
8 8 8 8 8 9 9 9 9 9 9 9 9 9 9 0 0 0 0 0 0 0 0 0
5 6 7 8 9 0 1 2 3 4 5 6 7 8 9 0 1 2 3 4 5 6 7 8

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

Exhibit S

■ Sit Investment Associates ■

S&P 500 Index Earnings Yield vs. 10 Year Treasury Note Yield

Data through December 31, 2008



16%
14%
12%
10%
8%
6%
4%
2%
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
S&P Earnings Yield →
← 10 Year Treas. Yield
62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

Note: Operating EPS used to calculate P/E after 12/84

Source: Standard & Poor's, Sanford Bernstein and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/08

EXHIBIT T

■ SIT INVESTMENT ASSOCIATES ■

THE PRESIDENTIAL CYCLE SUGGESTS THAT 2009 SHOULD BE A GOOD YEAR FOR STOCKS


Y/Y% Change in S&P in a Presidential Term, All Presidents
Since 1945
20%
15%
10%
5%
0%
-5%
All Presidents
Democrats
Republicans
5.3%
14.3%
-1.8%
4.9%
1.6%
7.4%
17.1%
17.3%
17.0%
5.6%
9.7%
2.5%
8.2%
10.7%
6.3%
Year 1
Year 2
Year 3
Year 4
Avg

SOURCE: INTERNATIONAL STRATEGY & INVESTMENT, DECEMBER 31, 2008

G:\Support\Exhibits\E-12/08

EXHIBIT U

■ SIT INVESTMENT ASSOCIATES ■

DIVIDEND PAYING STOCKS OUTPERFORM NON-DIVIDEND PAYING STOCKS IN A SLOWER ECONOMY



Dividend-Paying Stocks vs. Non-Dividend-Paying Stocks in S&P 500
Monthly Data 1/31/1972 - 8/31/2007 (Log Scale)
Dividend-Paying S&P 500 Stocks (——)
(Gain/Annum = 10.18%)
Non-Dividend-Paying S&P 500 Stocks (----)
(Gain/Annum = 2.42%)
Standard & Poor's 500 (Equal-Weighted) Total Return (----)
(Gain/Annum = 8.54%)
*Based on equal-weighted geometric average of total returns (including dividends) of dividend-paying and non-dividend-paying historical S&P 500 Stocks
*Uses Indicated Annual Dividends to identify dividend-paying stocks on a rolling 12-month basis
3710
2342
1478
933
589
372
235
148
94
59
37
Bull/Bear Mode: | Paying Gain/ Annum | Non-Paying Gain/ Annum | S&P 500 Gain/ Annum | % of Time
* Bull | 19.9 | 16.5 | 19.0 | 70.5
Bear | -9.9 | -24.6 | -12.9 | 29.5
Shaded Areas Indicate NDR-Defined Bear Markets
1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
RAZOR68

	12/31/89 - 12/31/08	
	Dividend Paying Stocks*	**Non-Dividend Paying Stocks***
Avg. Ann. Return When Real Y/Y GDP is **Greater Than 2.5%**	13.9%	18.3%
Avg. Ann. Return When Real Y/Y GDP is **Less Than 2.5%**	8.1%	-1.2%

*Universe consists of 1000 largest U.S. domiciled companies, rebalanced quarterly and equal-weighted

SOURCE: NED DAVIS RESEARCH AND SIT INVESTMENT ASSOCIATES, INC.

Exhibit V

■ Sit Investment Associates ■

Equity Characteristics
December 31, 2008

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2008 Projected Gain	+18.4%	+31.5%	+24.0%	+7.5%	+17.0%	-0.3%	-0.2%
2009 Projected Gain	+6.7%	+8.6%	+11.1%	+4.6%	+5.9%	-0.1%	-0.1%
5-Year Projected Growth	+13.4%	+15.3%	+16.5%	+10.7%	+12.4%	+0.1%	+0.1%
Dividend Yield							
Equities Only	+2.0%	+1.0%	+0.8%	+3.7%	+2.0%	+0.0%	+0.0%
Total Fund	+2.0%	+1.0%	+0.8%	+3.7%	+2.0%	+0.0%	+0.0%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.4%	+16.4%	+17.3%	+14.4%	+14.4%	+0.1%	+0.1%
Wtd Avg Price/Earnings Ratio [2]							
2008 Calendar P/E	14.2x	16.1x	20.6x	12.1x	15.1x	18.8x	14.5x
2009 Calendar P/E	13.3x	14.6x	17.5x	11.9x	14.2x	21.4x	15.6x
Median Price/Earnings Ratio [2]							
2008 Calendar P/E	12.1x	12.1x	13.3x	11.9x	11.1x	N/A	10.8x
2009 Calendar P/E	11.9x	12.4x	13.3x	11.2x	11.0x	N/A	10.6x
Average P/E-to-5-Year Earnings Growth Ratio							
2008 Calendar PEG	1.1x	1.0x	1.2x	1.1x	1.2x	2.3x	1.8x
2009 Calendar PEG	1.0x	1.0x	1.1x	1.1x	1.1x	2.7x	1.9x
Wtd Avg Mkt Cap ($ Million)	$59,823	$9,061	$2,522	$53,918	$56,701	$78,034	$78,034

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis

Source: First Call, I/B/E/S, Russell Investment Group and Sit Investment Associates